UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 3)*

                      GENERAL ENVIRONMENTAL MANAGEMENT, INC
                      -------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    36976P207
                                    ---------
                                 (CUSIP Number)

                                December 31, 2009
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / / Rule 13d-1 (b)
         /X/ Rule 13d-1 (c)
         / / Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.(In Liquidation)* S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
                                                            (b) /X/
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,099,993 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,099,993 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,099,993 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          / /
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.56%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
* Based on 14,557,653 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), and PSource Structured Debt Limited ("PSource" and together with the Fund, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,266 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (iii) a warrant (the "Second October 2007 Warrant" and together with the October 2007 Warrant, collectively, the "2007 Warrants") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments. The February 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion have discretion over the management of the Fund and disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. LCM, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to the specific directions otherwise given by the JOLs at their discretion. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,099,993 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,099,993 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,993 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           / /
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           7.56 %
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------
* Based on 14,557,653 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), and PSource Structured Debt Limited ("PSource" and together with the Fund, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,266 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (iii) a warrant (the "Second October 2007 Warrant" and together with the October 2007 Warrant, collectively, the "2007 Warrants") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments. The February 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion have discretion over the management of the Fund and disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. LCM, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to the specific directions otherwise given by the JOLs at their discretion. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
                                     (b) /X/
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,099,993 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,099,993 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,099,993 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          / /
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.56%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
* Based on 14,557,653 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), and PSource Structured Debt Limited ("PSource" and together with the Fund, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,266 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (iii) a warrant (the "Second October 2007 Warrant" and together with the October 2007 Warrant, collectively, the "2007 Warrants") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments. The February 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion have discretion over the management of the Fund and disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. LCM, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to the specific directions otherwise given by the JOLs at their discretion. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Chris Johnson*

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                               (b) /X/
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,099,993 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,099,993 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,099,993 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          / /
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.56 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 14,557,653 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), and PSource Structured Debt Limited ("PSource" and together with the Fund, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,266 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (iii) a warrant (the "Second October 2007 Warrant" and together with the October 2007 Warrant, collectively, the "2007 Warrants") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments. The February 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion have discretion over the management of the Fund and disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. LCM, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to the specific directions otherwise given by the JOLs at their discretion. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Russell Smith*
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                                (b) /X/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,099,993 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,099,993 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,099,993 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          / /
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.56 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 14,557,653 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), and PSource Structured Debt Limited ("PSource" and together with the Fund, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,266 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (iii) a warrant (the "Second October 2007 Warrant" and together with the October 2007 Warrant, collectively, the "2007 Warrants") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments. The February 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion have discretion over the management of the Fund and disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. LCM, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to the specific directions otherwise given by the JOLs at their discretion. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                (b) /X/
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States and Israel
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,099,993 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,099,993 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,099,993 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          / /
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.56 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 14,557,653 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), and PSource Structured Debt Limited ("PSource" and together with the Fund, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,266 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (iii) a warrant (the "Second October 2007 Warrant" and together with the October 2007 Warrant, collectively, the "2007 Warrants") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments. The February 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion have discretion over the management of the Fund and disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. LCM, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to the specific directions otherwise given by the JOLs at their discretion. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                                (b) /X/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,099,993 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,099,993 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,099,993 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          / /
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.56 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 14,557,653 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), and PSource Structured Debt Limited ("PSource" and together with the Fund, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,266 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (iii) a warrant (the "Second October 2007 Warrant" and together with the October 2007 Warrant, collectively, the "2007 Warrants") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments. The February 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion have discretion over the management of the Fund and disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. LCM, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to the specific directions otherwise given by the JOLs at their discretion. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 36976P207

Item 1(a).  Name of Issuer: General Environmental Management, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            3191 Temple Ave., Suite 250
            Pomona, CA 91768

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.(In Liquidation)*

This Schedule 13G, as amended is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Chris Johnson, Russell Smith, Eugene Grin and David Grin. Laurus Capital Management, LLC manages PSource Structured Debt Limited, subject to certain preapproval rights of the board of directors of PSource Structured Debt Limited. Laurus Master Fund, Ltd. (In Liquidation) is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The Joint Official Liquidators have discretion over the management of Laurus Master Fund, Ltd. (in Liquidation) and the disposition of its assets, including the securities owned by the Laurus Master Fund, Ltd. (in Liquidation) reported in this Schedule 13G, as amended. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Laurus Master Fund, Ltd. (in Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Laurus Master Fund, Ltd. (in Liquidation) reported in this Schedule 13G, as amended, subject to the oversight and preapproval rights of the Joint Official Liquidators and Laurus Capital Management, LLC's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the Joint Official Liquidators at their discretion. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the shares owned by Laurus Master Fund, Ltd. (in Liquidation) (subject to the oversight and preapproval rights of the Joint Official Liquidators) and PSource Strucutured Debt Limited reported on this
Schedule 13G, as amended. The Joint Official Liquidators share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (in Liquidation). Information related to each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  36976P207

Item 3.     Not Applicable

Item 4.     Ownership:

       (a)  Amount Beneficially Owned: 1,099,993 shares of Common Stock

       (b)  Percent of Class: 7.56%

       (c)  Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 1,099,993 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  1,099,993 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------------------------------
* Based on 14,557,653 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. As of December 31, 2009, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), and PSource Structured Debt Limited ("PSource" and together with the Fund, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,266 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (iii) a warrant (the "Second October 2007 Warrant" and together with the October 2007 Warrant, collectively, the "2007 Warrants") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments. The February 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion have discretion over the management of the Fund and disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. LCM, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to the specific directions otherwise given by the JOLs at their discretion. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs) and PSource reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 36976P207

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 12, 2010
                                    ----------------
                                    Date

                                    Laurus Master Fund, Ltd. (In Liquidation)

                                    /s/ Russell Smith
                                    ----------------
                                    Russell Smith
                                    Joint Official Liquidator (for the account
                                    of Laurus Master Fund, Ltd. and with no
                                    personal liability)

CUSIP No. 36976P207

APPENDIX A

A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Business Address: 335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

B. Name: PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey

   Business          c/o Valens Capital Management, LLC
   Address:          335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Guernsey

C. Name:             Chris Johnson

   Business          Elizabethan Square, 80 Shedden Road, George Town,
   Address:          Grand Cayman, Cayman Islands KY1-1104
   Principal         Managing Director, Johnson Smith Associates Ltd.
   Occupation:
   Citizenship:      Cayman Islands

D. Name:             Russell Smith

   Business          Elizabethan Square, 80 Shedden Road, George Town,
   Address:          Grand Cayman, Cayman Islands KY1-1104
   Principal         Director, Johnson Smith Associates Ltd.
   Occupation:
   Citizenship:      Cayman Islands

E. Name:             David Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017
   Principal         Principal of Laurus Capital Management, LLC
   Occupation:
   Citizenship:      United States and Israel

F. Name:             Eugene Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017
   Principal         Principal of Laurus Capital Management, LLC
   Occupation:
   Citizenship:      United States

CUSIP No. 36976P207

Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Chris Johnson, Russell Smith,David Grin and Eugene Grin hereby agree, by their execution below, that the Schedule 13G, as amended to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC,
individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 12, 2010

/s/ Chris Johnson
-----------------------------------------
    Chris Johnson, on his individual behalf
    February 12, 2010

/s/ Russell Smith
-----------------------------------------
    Russell Smith, on his individual behalf
    February 12, 2010

/s/ David Grin
-----------------------------------------
    David Grin, on his individual behalf
    February 12, 2010

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin, on his individual behalf
    February 12, 2010